Writer's Direct Dial: (212) 225-2420

E-Mail: sshalen@cgsh.com

August 10, 2005

VIA FACSIMILE TRANSMISSION

Ms. Jennifer Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	Polymer Holdings LLC Registration Statement on Form S-4 (File No. 333-123749)

KRATON Polymers LLC Registration Statement on Form S-4 (File No. 333-123747)

Dear Ms. Hardy:

By letter dated July 21, 2005, the staff of the Securities and Exchange Commission provided certain comments on (1) Amendment No. 2 to the registration statement on Form S-4 filed on July 15, 2005 by KRATON Polymers LLC (“KRATON”), KRATON Polymers Capital Corporation, Elastomers Holdings LLC and KRATON Polymers U.S. LLC and (2) Amendment No. 2 to the registration statement on Form S-4 filed on July 15, 2005 by Polymer Holdings LLC (“Holdings”) and Polymer Holdings Capital Corporation. KRATON and Holdings are supplementally providing a printer’s proof of the relevant changed pages reflecting the staff’s comments included in Amendment No. 3 to each of the Forms S-4 to be filed via EDGAR.

For convenience, we have reproduced below the staff’s comments and have provided responses immediately below the comments. KRATON confirms that it will revise its prospectus in response to the staff’s comments to the prospectus of Holdings.

POLYMERS HOLDING LLC FORM S-4

Risk Factors, page 21

We may not have appropriate procedures, page 33

1.	If the error represented a material weakness in your internal controls, please disclose.

Holdings will revise page 33 of its prospectus to reflect its conclusion that the error with respect to the inventory step-up represented a material weakness in its internal controls in response to the staff’s comment. Holdings concluded that the error with respect to the tax effect of the interest rate swaps was an insignificant deficiency, in light of its limited effect on the financial statements.

2.	Please disclose whether you or your auditors discovered the error. If it was your auditors, please disclose whether or not they concurred that the problem was remediated.

Holdings has disclosed on page 33 of its prospectus that it discovered the error in its accounting for additional cost of sales related to inventory step-up associated with the acquisition. Holdings will revise page 33 of its prospectus to clarify that the error associated with its accounting for interest rate swaps was discovered by its auditors in response to the staff’s comment.

Holdings will revise page 33 of its prospectus in response to the staff’s comment to disclose that its auditors concur that the material weakness in Holdings’ internal controls has been remediated.

3.	Disclose what steps you took to remediate the deficiencies in internal controls.

Holdings will revise page 33 of its prospectus to disclose the steps it has taken to remediate deficiencies in internal controls in response to the staff’s comment.

4.	Please disclose the additional procedures and resources you will implement.

Holdings will revise page 33 of its prospectus to disclose additional procedures and resources it has implemented in response to the staff’s comment.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2420 or my colleague Duane McLaughlin at (212) 225-2106.

Sincerely,

/s/ Stephen H. Shalen
Stephen H. Shalen

cc:	Craig Slivka

Mindy Hooker

John Cash

Securities and Exchange Commission

Joseph J. Waiter

Dave M. Davis

Jeffrey S. Courtright

KRATON Polymers LLC

James Eggers

KPMG LLP

Duane McLaughlin

Richard C. Beatty

Cleary Gottlieb Steen & Hamilton LLP

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